Exhibit 99.9

Toronto, March 18, 2010
Project number: 3CC024.002

Consent of Authors

Claude Resources Inc. 200, 224 - 4thA venue South Saskatoon, Saskatchewan, S7K 5M5

We refer to the technical report prepared by SRK Consulting (Canada) Inc. entitled “Mineral Resource Estimation Madsen Gold Project, Ontario, Canada” dated January 20, 2010 (the “Technical Report”) that is referenced in the Annual Information Form (“AIF”) of Claude Resources Inc. for the fiscal year ended December 31, 2009, incorporated to this Annual Report on Form 40-F, to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.  We were jointly responsible for preparing and certifying the Technical Report.

Yours truly,

SRK Consulting (Canada) Inc.

Glen Cole, P.Geo Principal Resource Geologist

Jean-François Couture, Ph.D, P.Geo Principal Geologist

Ref.: 2404.17740

                                                                                                                                                                                                   March 8, 2010

Claude Resources Inc.
#200, 224 Fourth Avenue Sou
Saskatoon SK  S7K 5M5

Re:  Letter of Consent

This letter of consent pertains to the annual report on Form 40-F of Claude Resources Inc. dated March 26, 2010 (including all exhibits, hereinafter the “Annual Report”).

Sproule Associates Limited hereby consents to the use of the report entitled “Evaluation of the P&NG Reserves of Claude Resources Inc. (As of December 31, 2009)” and the appearance of our name in the Annual Report.

Sincerely,

SPROULE ASSOCIATES LIMITED

Original signed by Richard A. Brekke, P.Eng.
Richard A. Brekke, P.Eng. Senior Petroleum Engineer

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